# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: StubHub Holdings, Inc., CIK 0001337634
CUSIP: 86384P109
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 175 Greenwich Street, 59th Floor, New York, New York (NY), 10007
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001899243

## Reporting persons
- Eric Howard Baker: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 32,688,987; shared voting power 0; sole dispositive power 32,688,987; shared dispositive power 0; aggregate amount beneficially owned 32,688,987 (9.4% of the class)

## Item 1. Issuer
Name of issuer: StubHub Holdings, Inc.
Address of issuer's principal executive offices: 175 Greenwich Street, 59th Floor, New York, NY 10007

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Eric H. Baker (the "Reporting Person").
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is c/o StubHub Holdings, Inc., 175 Greenwich Street, 59th Floor, New York, NY 10007.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented herein represents beneficial ownership of the shares of Class A Common Stock as of the date hereof, based upon 320,789,975 shares of Class A Common Stock outstanding as of the date hereof, as provided by the Issuer. The ownership information also assumes the respective conversion of the Class B common stock, par value $0.001 per share ("Class B Common Stock") of the Issuer, vesting of restricted stock units and exercise of stock options disclosed below into shares of Class A Common Stock of the Issuer on a one-to-one basis.

The Reporting Person beneficially owns the following: (i) 5,984,450 shares of Class A Common Stock held directly by the Reporting Person; (ii) 34,370 shares of Class A Common Stock held directly by the Eric H. Baker Family Foundation; (iii) 22,068,680 shares of Class A Common Stock underlying shares of Class B Common Stock held directly by the Reporting Person; (iv) 2,681,320 shares of Class A Common Stock underlying shares of Class B Common Stock held directly by various family trusts; (v) 1,239,316 shares of Class A Common Stock underlying stock options held directly by the Reporting Person that are fully vested; and (vi) 680,851 shares of Class A Common Stock underlying restricted stock units held directly by the Reporting Person that are either vested and not yet settled or will vest within 60 days of the date hereof.
Percent of class: 9.4%
Sole power to vote or to direct the vote: 32,688,987
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 32,688,987
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Eric Howard Baker: /s/ Eric Howard Baker, Eric Howard Baker (11/14/2025)